July 19, 2005

By Facsimile and U.S. Mail

Christopher K. Davis
Everest Properties II, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, CA 91101

	Re:	American Republic Realty Fund I
		Schedule TO-T, Amendment No. 2
      Filed July 14, 2005 by Everest Properties II, LLC

Dear Mr. Davis:

	We have the following comments on the above-referenced filing:

Schedule TO-T
1. We note your response to prior comment 1 and the financial statements provided with your amended Schedule TO. Please revise the balance sheet to provide a balance sheet with footnotes in the Schedule TO. The balance sheet must comply with U.S. GAAP, which requires that investments be reported at "fair value." Fair value is the amount at which an investment could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. In providing valuation guidance, the AICPA Audit and Accounting Guide for Investment Companies explains that if quoted market prices in active markets are not available, fair value may be estimated in good faith by management in a variety of ways, with the objective being to determine the amount at which the investment could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Valuation methodologies and underlying assumptions used by management should be disclosed in the accompanying footnotes.

If you believe you cannot produce reliable information necessary to prepare the balance sheets without unreasonable cost or expense, please advise us, in reasonable detail, why. For example, tell us how many investments the purchaser had at June 30, 2005, identify which ones are publicly-traded in active markets and which ones are not, describe the reasons why management cannot reliably estimate the fair values of the investments not actively traded, and indicate their relative significance to the total investment portfolio. If the reasons for your inability to provide the requested balance sheet are compelling, disclosure of certain business and operational information about the purchaser may be acceptable in lieu of the requested balance sheets.
Offer to Purchase
2. We reissue comment 2. You state that the "summary is a general discussion of the principal federal income tax consequences of a sale of Units pursuant to the Offer." Because you use the terms "general" and "principal," it remains unclear whether you have satisfied the disclosure requirements of Item 1004(a)(xii) of Regulation M-A. Revise the document to disclose the federal tax consequences of the transaction or confirm to us that you have done so. Revise the introductory language in this section to avoid the implication that you have not disclosed all tax consequences that you are required to disclose.

*  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262.
You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Christopher K. Davis
July 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE